Exhibit 21.1

Subsidiaries of the Registrant

Name	Jurisdiction of Incorporation
The Ultimate Software Group of Canada, Inc.	Ontario, Canada
The Ultimate Software Group of Asia, PTE. LTD.	Singapore
PeopleDoc SAS	France
PeopleDoc UK Limited	United Kingdom
PeopleDoc Germany GmbH	Germany
PeopleDoc, Incorporated	Delaware, United States